UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________
FORM 11-K
__________________________________________
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission File Number 1-12981
__________________________________________
THE AMETEK RETIREMENT AND
SAVINGS PLAN
(Full title of the plan)
__________________________________________
AMETEK, Inc.
1100 Cassatt Road
Berwyn, Pennsylvania 19312-1177
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

The AMETEK Retirement and Savings Plan
Financial Statements and Supplemental Schedules
Years Ended December 31, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants, Plan Administrator and Savings and Investment Committee of The AMETEK Retirement and Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of assets available for benefits of The AMETEK Retirement and Savings Plan (the Plan) as of December 31, 2020 and 2019, and the related statements of changes in assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules
The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2020 and assets (held at end of year) as of December 31, 2020, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP
We have served as the Plan’s auditor since at least 1994, but we are unable to determine the specific year.
Philadelphia, Pennsylvania
June 24, 2021

The AMETEK Retirement and Savings Plan
Statements of Assets Available for Benefits

	December 31,
	2020	2019
Assets:
Investments, at fair value	$1,237,831,719	$1,092,602,326
Fully benefit-responsive investment contract, at contract value	155,089,064	130,706,693
Plan interest in the AMETEK, Inc. Master Trust, at fair value	126,528,159	118,702,831
Total investments	1,519,448,942	1,342,011,850
Receivables:
Employer contributions	483,869	—
Participant contributions	804,816	—
Notes receivable from participants	14,370,602	16,000,965
Total receivables	15,659,287	16,000,965
Assets available for benefits	$1,535,108,229	$1,358,012,815
See accompanying notes.

The AMETEK Retirement and Savings Plan
Statements of Changes in Assets Available for Benefits

	Year Ended December 31,
	2020	2019
Additions:
Contributions:
Employer	$29,576,711	$30,517,510
Participant	53,074,614	54,850,263
Participant rollovers	10,543,816	6,677,075
	93,195,141	92,044,848
Investment income:
Net appreciation in fair value of investments	139,954,705	186,404,830
Interest and dividend income from investments	32,852,586	25,967,363
Increase in Plan interest in the AMETEK, Inc. Master Trust	22,049,297	39,551,108
	194,856,588	251,923,301
Interest income on notes receivable from participants	791,558	942,532
Total additions	288,843,287	344,910,681
Deductions:
Benefits paid to participants	(147,855,304)	(107,474,522)
Administrative expenses	(967,395)	(969,689)
Total deductions	(148,822,699)	(108,444,211)
Net increase	140,020,588	236,466,470
Asset transfers in due to Plan mergers	37,074,826	8,869,821
Assets available for benefits:
Beginning of year	1,358,012,815	1,112,676,524
End of year	$1,535,108,229	$1,358,012,815
See accompanying notes.

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2020

1.Description of the Plan
General
The following description of The AMETEK Retirement and Savings Plan (the “Plan”) provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from AMETEK, Inc. (“AMETEK,” the “Company” or the “Plan Sponsor”).
The Plan is a tax-deferred 401(k) defined contribution savings plan, with a separate retirement feature described below. The Plan provides eligible employees of AMETEK and certain of its business units, an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment options.
Trustee and Recordkeeper
Voya Institutional Trust Company (“Trustee”) is the Plan Trustee and a party-in-interest to the Plan. Voya Institutional Plan Services, LLC is the administrative recordkeeper and a party-in-interest to the Plan.
Participant Eligibility
An employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan upon his or her date of hire and on or after the date on which the participant first attains age 18.
Plan Mergers
During 2020, the following net assets were transferred into the Plan (in thousands):

Receipt Date	401(k) Savings Plan
January 27, 2020	SoundCom Systems	$7,011
January 31, 2020	Spectro Scientific, Inc.	7,357
May 1, 2020	Telular Corporation	19,003
June 1, 2020	Pacific Design Technologies, Inc.	3,704
		$37,075

During 2019, the following net assets were transferred into the Plan (in thousands):

Receipt Date	401(k) Savings Plan
February 1, 2019	Arizona Instruments LLC	$3,575
July 1, 2019	Forza Silicon	5,295
		$8,870
Contributions
Each year, participants have an opportunity to invest, on a pre-tax basis, up to 75% of their annual compensation, as defined by the Plan, in multiples of one percent, except for certain highly compensated participants who are subject to a 10% limitation. Participants age 50 and over have an opportunity to invest catch-up contributions up to 75% of their compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis.
The Plan: (1) allows eligible employees to designate all or a portion of their pre-tax contribution as a Roth contribution, (2) allows eligible employees to make contributions to the Plan on an after-tax basis (limited to 10% of eligible compensation for highly compensated employees), and (3) accepts direct (but not indirect) rollovers of Roth and after-tax contributions. Roth contributions are eligible for catch-up contributions and matching contributions, and in general, are treated like pre-

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2020
1.Description of the Plan (continued)
tax contributions under the Plan for purposes of investment allocations, loan disbursements and withdrawals. Pre-tax contributions and Roth contributions are aggregated for purposes of the dollar limit on deferrals and catch-up contributions under the Internal Revenue Code. After-tax contributions are not eligible for catch-up or matching contributions. After-tax contributions are treated like pre-tax contributions under the Plan for purposes of investment allocations, loan disbursements and withdrawals, as defined by the Plan.
Participants are automatically enrolled in the Plan at a rate of 3% of their compensation unless the participant opts out of automatic enrollment or until the participant changes their elections. The Vanguard Target Retirement Date Trusts II funds are the qualified default investment alternatives. The Plan provides for automatic deferral increases by 1% of compensation each January up to a maximum of 6%, as defined by the Plan, for employees who are automatically enrolled in the Plan. Participants automatically enrolled in the Plan may revoke their participation of automatic increases, elect an annual automatic increase of 1%, 2% or 3% and have the increase begin in a month other than January. Participants who are not automatically enrolled in the Plan are also permitted to elect automatic deferral increases.
The Plan provides for Company contributions equal to 33 1/3% of the first 6% of compensation contributed by each eligible participant of designated employer units, up to a maximum annual Company contribution of $1,200 per participant. Also, the Plan provides for Company contributions to eligible participants of designated employer units, which vary by location and range from 25% to 100% of the amount contributed by each participant, up to a maximum percentage ranging from 1% to 8% of the participants’ compensation as determined by the Board of Directors for each business unit. Matching Company contributions are credited to participants’ accounts at the same time their contributed amounts are invested and are allocated in the same manner as that of their elections. However, the Company may make its matching contribution payment to the Plan at any time prior to the due date prescribed by law for filing the Company’s federal income tax return for that Plan year.
The Plan allows discretionary employer contributions as determined by the Board of Directors under appropriate circumstances. Discretionary employer contributions are intended to compensate participants for fees incurred in connection with Plan mergers of acquired businesses. Discretionary employer contributions made in 2020 and 2019 were not significant.
The Plan has a retirement feature for eligible salaried and hourly employees of AMETEK. The Company makes contributions to the Plan on behalf of such employees equal to a specified percentage of their compensation earned based upon participants’ age and years of service, up to predetermined limits. The Plan has an incentive retirement feature for eligible salaried and hourly employees of AMETEK. The Company contributes an additional 1% of compensation earned to the Plan on behalf of such employees who contribute 6% or more of their compensation earned, up to predetermined limits. Participant contributions under the retirement feature and incentive retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature and incentive retirement feature are the same as for the savings feature under the Plan.
Forfeited Company contributions from the retirement feature were $0.9 million in 2020 and $0.7 million in 2019 and are used to reduce future employer retirement feature contributions or to pay Plan administrative expenses.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, (b) Plan net earnings, and (c) administrative expenses. Allocations are based on participant earnings or losses of respective elected investment options and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.
Vesting
Participants are fully vested at all times in participant contributions and Company matching contributions. Company retirement feature contributions and related earnings and Company incentive retirement feature contributions and related earnings are fully vested after three years of service.

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2020
1.Description of the Plan (continued)
Participant Loans
Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have up to two loans outstanding at any time, although only one loan may be for a primary residence, the sum of which may not exceed the maximum allowable under the Plan. Loan origination fees are paid by participants and are included in the gross loan distribution amount. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months up to 10 years for the purchase of a principal residence, as fixed by the Plan. The loans are secured by the balance in the participant’s account and bear interest at rates determined by the prime rate plus 1% as interest rate of 1% over the prime rate. Interest rates on loans outstanding at December 31, 2020 and 2019 ranged between 3.25% and 9.25%. Principal and interest are paid ratably through payroll deductions or in certain circumstances can be paid directly by participants.
Pursuant to the Coronavirus Aid, Relief, and Economic Security ("CARES") Act enacted in March 2020, as amended in the Plan, Plan participants could elect to defer loan repayments that occurred between March 27, 2020 and December 31, 2020. The ability to request to defer loan repayments under the CARES Act ceased as of December 31, 2020. Plan participants could choose to take a coronavirus-related loan from the Plan up to the lesser of $100,000 or 100% of the vested account balance. This ability to take advantage of the increased loan availability under the CARES Act was available from March 27, 2020 through September 23, 2020.
Master Trust
The AMETEK Stock Fund of certain employee savings plans of AMETEK are combined under the AMETEK, Inc. Master Trust (“Master Trust”) agreement with the Trustee. Participating plans purchase units of participation in the AMETEK Stock Fund based on their contributions to such fund along with income that the fund may earn, less distributions made to the plans’ participants. The AMETEK Stock Fund consists primarily of AMETEK common stock and a small portion may also be invested in short-term securities or cash to help accommodate daily transactions. The AMETEK Stock Fund, short-term securities, and cash are considered level 1 investments within the fair value hierarchy.
The Plan limits the amount a participant can invest in the AMETEK Stock Fund to encourage diversification of participants’ accounts. Each payroll period, for other investment fund transfers and for other qualified plan rollover contributions, a participant can direct up to a maximum of 25% of their contributions in the AMETEK Stock Fund. The Plan has implemented a dividend pass through election for its participants.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Savings and Investment Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.
As of December 31, the net assets of the Master Trust and the Plan’s interest in the Master Trust were as follows:

	2020		2019
	Master Trust Balances	Plan’s Interest in Master Trust Balances	Master Trust Balances	Plan’s Interest in Master Trust Balances
AMETEK Stock Fund	$126,570,685	$125,207,883	$118,749,086	$117,330,741
State Street Government Short Term Investment Fund	1,334,627	1,320,257	388,288	383,650
Cash and interest receivable	19	19	1,000,389	988,440
Total net assets	$127,905,331	$126,528,159	$120,137,763	$118,702,831

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2020
1.Description of the Plan (continued)
Changes in the net assets held by the Master Trust was as follows:

	Year Ended December 31,
	2020	2019
Net appreciation in fair value of investment	$21,482,894	$39,354,773
Interest and dividend income	791,939	682,263
Transfers in	11,709,462	8,774,730
Transfers out	(26,216,727)	(14,906,541)
Net increase in net assets	7,767,568	33,905,225
Net assets at beginning of year	120,137,763	86,232,538
Net assets at end of year	$127,905,331	$120,137,763
Payment of Benefits
On termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to his or her vested account. Participants who terminate may elect to receive installment payments up to a 15-year period but subject to certain restrictions based on life expectancy. When a participant attains age 59 1⁄2 while still an employee, he or she can elect to withdraw a specified portion of his or her vested account balance without incurring an income tax penalty. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age. Benefits are recorded when paid.
Pursuant to the CARES Act, as amended in the Plan, Plan participants were permitted to take coronavirus-related distributions in an amount up to lesser of $100,000 or 100% of the participant's vested balance from the Plan, with repayment terms of up to three years, in accordance with the CARES Act. The ability to request special coronavirus-related distributions under the CARES Act ceased as of December 31, 2020.
Pursuant to the Setting Every Community Up for Retirement Enhancement ("SECURE") Act, enacted in January 2020, as amended in the Plan, the required minimum distribution age was increased to 72 years of age. In addition, the Plan modified certain minimum distribution provisions and timing for designated beneficiaries in accordance with the SECURE Act provisions.
Administrative Expenses
Except for certain loan fees, the expenses of administering the Plan are payable from the Plan’s assets, unless the Company elects to pay such expenses. The Company has elected to have certain expenses of administering the Plan paid from the Plan assets.
Plan Termination
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and applicable labor agreements. In the event of Plan termination, each participant’s account would become fully vested and each participant will receive the value of his or her separate vested account.
2.Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2020
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes, and supplemental schedules. Actual results could differ from those estimates and assumptions.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are paid from participants’ accounts. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.
In March 2020, the World Health Organization classified the COVID-19 outbreak as a pandemic. As a result, global financial markets have experienced, and may continue to experience, significant volatility resulting from the spread of COVID-19. The impact of the COVID-19 pandemic on the fair value of investment securities continues to evolve rapidly and its future effects on the Plan's assets available for benefits remains uncertain.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, except for the fully benefit-responsive investment contract, which is stated at contract value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 4 for further discussion and disclosures related to fair value measurements.
Investments in shares of registered investment companies and short term investment funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Investments in common/collective trusts have readily determinable fair values and are valued based on the net asset value of participation units held by the Plan at year end. There are no redemption restrictions on these investments and purchases and sales may occur on a daily basis. The AMETEK common stock is valued at the closing price reported in an active market.
Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned. Plan investments do not have significant costs to sell. Net appreciation includes the Plan's realized and unrealized gains and losses as well as investments held at year-end.
3.Fully Benefit-Responsive Investment Contract
The Plan invests in a fully benefit-responsive synthetic guaranteed investment contract through a separate account, the Voya Stabilizer Fund (Separate Account for Ametek No. 920) (“Voya Separate Account”), established by Voya Retirement Insurance and Annuity Company (“VRIAC”). The Voya Stabilizer Fund is a participating separate account contract that combines an underlying fixed income investment strategy with a group annuity insurance contract (“wrap contract”). The wrap contract provides a guarantee of principal and accumulated interest and obligates VRIAC to maintain the “contract value” of the underlying investment. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement). Under the terms of the wrap contract, the realized and unrealized gains and losses of the underlying investments are, in effect, amortized over the duration of the underlying investments through adjustments to the future contract

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2020
interest crediting rate. The wrap contract provides that the adjustments to the interest crediting rate will not result in a future interest crediting rate that is less than zero. In general, if the contract value exceeds the fair value of the underlying investments (including accrued interest), VRIAC becomes obligated to pay that difference to the Voya Separate Account in the event that redemptions result in a total contract liquidation. In the event that there are partial redemptions that would otherwise cause the contract’s crediting rate to fall below zero, VRIAC is obligated to contribute to the Voya Separate Account an amount necessary to maintain the contract’s crediting rate of at least zero percent.
The interest crediting rate is typically reset on a quarterly basis. Over time, the crediting rate formula amortizes the Voya Separate Account’s realized and unrealized fair value gains and losses over the duration of the underlying investments. Because changes in market interest rates affect the yield to maturity and the fair value of the underlying investments, they can have a material impact on the contract’s interest crediting rate. In addition, Participant withdrawals and transfers from the Voya Separate Account are paid at contract value but funded through the liquidation of the underlying investments at fair value, which also impacts the interest crediting rate.
In certain circumstances, the amount withdrawn from the contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, the employer elects to withdraw from a contract in order to switch to a different investment provider, or the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet VRIAC’s underwriting criteria for issuance of a clone wrap contract. The Company believes that the events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.
Examples of events that would permit VRIAC to terminate the wrap contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, VRIAC could terminate the wrap contract at the fair value of the underlying investments.
4.Fair Value Measurements
The Plan utilizes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Plan’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2020
	Total	Level 1	Level 2	Level 3
Registered investment companies	$626,893,591	$626,893,591	$—	$—
Common/Collective Trusts	610,938,128	610,938,128	—	—
Investments, at Fair Value	$1,237,831,719	$1,237,831,719	$—	$—

	December 31, 2019
	Total	Level 1	Level 2	Level 3
Registered investment companies	$583,505,036	$583,505,036	$—	$—
Common/Collective Trusts	509,097,290	509,097,290	—	—
Investments, at Fair Value	$1,092,602,326	$1,092,602,326	$—	$—
5.Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated October 19, 2016, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2020
exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6.Differences Between Financial Statements and Form 5500
The following is a reconciliation of assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2020	2019
Assets available for benefits per the financial statements	$1,535,108,229	$1,358,012,815
Deemed distributions outstanding related to the current year	(1,111)	(5,978)
Deemed distributions outstanding related to the prior year	(117,516)	(111,538)
Assets available for benefits per Form 5500	$1,534,989,602	$1,357,895,299
The following is a reconciliation of deductions per the financial statements to total expenses per the Plan’s Form 5500 for the year ended December 31, 2020:

Deductions per the financial statements	$(148,822,699)
Less: Deemed distributions at December 31, 2020	(1,111)
Total expenses per Form 5500	$(148,823,810)
7.Plan Amendments
The Plan was amended to designate certain U.S. employees of the following acquired businesses as participating employees in the Plan on the effective dates below:
2020

Effective Date	Acquired Business
March 23, 2020	IntelliPower, Inc.
2019

Effective Date	Acquired Business
March 23, 2019	Spectro Scientific, Inc.
March 25, 2019	Forza Silicon Corporation
December 16, 2019	Pacific Design Technologies, Inc.
December 16, 2019	Roper Technologies, Inc. (Gatan)
8.Recent Accounting Pronouncement
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies certain disclosure requirements

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2020
on fair value measurements in Topic 820. The Plan adopted ASU 2018-13 prospectively effective January 1, 2020 and the adoption did not have an impact on the Plan’s financial statements.
9.Subsequent Events
The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance and has determined that, other than the matter noted below, no significant events occurred after December 31, 2020, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.
Effective January 1, 2021, the automatic enrollment percentage will be increased from the maximum 6% to 10% of compensation.

The AMETEK Retirement and Savings Plan
EIN 14–1682544 Plan #078
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year Ended December 31, 2020

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP And PTE 2002-51
Repayments are included:
	$9,479 (1)	—	—	—
_____________
(1) - Delinquent participant contributions related to multiple pay periods in 2019.

The AMETEK Retirement and Savings Plan
EIN 14–1682544 Plan #078
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current Value
* Voya Stabilizer Fund (Separate Account for Ametek No. 920)	Separate Account	$160,805,126
* Voya Retirement Insurance Annuity Company Wrap Contract #60498	Interest rate of 2.11% at December 31, 2020	(5,716,062)
		155,089,064

Vanguard Target Retirement Income Trust II	Common/Collective Trust	19,703,382
Vanguard Target Retirement 2015 Trust II	Common/Collective Trust	17,658,574
Vanguard Target Retirement 2020 Trust II	Common/Collective Trust	64,120,638
Vanguard Target Retirement 2025 Trust II	Common/Collective Trust	134,003,075
Vanguard Target Retirement 2030 Trust II	Common/Collective Trust	103,349,440
Vanguard Target Retirement 2035 Trust II	Common/Collective Trust	72,635,448
Vanguard Target Retirement 2040 Trust II	Common/Collective Trust	47,780,247
Vanguard Target Retirement 2045 Trust II	Common/Collective Trust	35,709,777
Vanguard Target Retirement 2050 Trust II	Common/Collective Trust	27,065,667
Vanguard Target Retirement 2055 Trust II	Common/Collective Trust	16,314,622
Vanguard Target Retirement 2060 Trust II	Common/Collective Trust	6,199,698
Vanguard Target Retirement 2065 Trust II	Common /Collective Trust	2,931,647
Wells Fargo Discovery Fund CIT E2 Fund	Common/Collective Trust	63,465,913
Vanguard Institutional Index Fund Institutional Plus	Registered Investment Company	134,619,177
Vanguard Developed Markets Index Fund	Registered Investment Company	5,158,617
Vanguard Emerging Markets Stock Index Fund	Registered Investment Company	8,050,244
Vanguard Prime Money Market Fund	Registered Investment Company	693,047
Vanguard PRIMECAP Fund	Registered Investment Company	127,634,747
Vanguard Small-Cap Index Fund	Registered Investment Company	52,424,595
Vanguard Total Bond Market Index Fund	Registered Investment Company	55,765,146
Vanguard Wellington Fund Admiral Shares	Registered Investment Company	149,851,776
Vanguard Windsor II Fund	Registered Investment Company	52,523,359
American Funds EuroPacific Growth Fund	Registered Investment Company	28,035,823
BlackRock Inflation Protected Bond Fund	Registered Investment Company	12,137,060
	Total investments	1,392,920,783
* Notes Receivable from Participants	Interest rates ranging from 3.25% to 9.25%	14,370,602
		$1,407,291,385
______________
*Indicates party–in–interest to the Plan.
Historical cost column is not included as all investments are participant–directed.

Exhibit Index

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Savings and Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The AMETEK Retirement and Savings Plan
(Name of Plan)

Date: June 24, 2021	By:	/s/ THOMAS M. MONTGOMERY
Thomas M. Montgomery
Member, Savings and Investment Committee